

Mail Stop 3720

September 15, 2009

Mr. Steven M. Blondy
Chief Financial Officer
Dex Media West LLC
1001 Winstead Drive
Cary, N.C. 27513

> **RE: Dex Media West LLC**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-112694**

Dear Mr. Blondy:

We have reviewed your supplemental response letter dated August 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 11, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-3

1.   We note your response to comment two in our letter dated August 11, 2009. As previously requested, revise to identify the independent registered accounting firm.

Identifiable Intangible Assets and Goodwill, page F-11

2.   We note your response to comment three in our letter dated August 11, 2009 and that as a starting point you determined the public market consolidated BEV (business enterprise value) of RHD consolidated. In this regard tell us how you considered paragraphs 23 and 25 of SFAS 142. Since a quoted market price is not available for DMW, it appears to us that the market capitalization approach is not an appropriate method under SFAS 142.

In addition from your response it appears that you are testing DMW as a single reporting unit in accordance with paragraph 37 of SFAS 142. However it is unclear to us how you are performing your goodwill impairment test at the DMW level. Please explain in detail. Tell us why you believe your goodwill impairment testing complies with paragraph 37 of SFAS 142.

3.   We note on page F-12 that "RHD performed impairment tests of its definite-lived intangible assets and other long-lived assets… as a result of these tests, we recognized a non-cash charge of $326.0 million during the fourth quarter of 2008… the fair values of the intangible assets were derived from a discounted cash flow analysis using a discount rate that results in the present value of assets and liabilities equal to the then current fair value of RHD's debt and equity securities." In this regard, tell us specifically how you test your definite-lived intangible and other long-lived assets. Tell us the asset group(s) used in your testing. Refer to your basis in accounting literature.

4.   We note your response to comment four in our letter dated August 11, 2009 and your statement that "based upon quantitative analysis of this price compression trend, the RULs for RHD's DSA intangible assets (including those held by DMW) were estimated to range from 28 years to 38 years. The Company concluded that a reduction to 33 years, the mid point of the above noted ranges, is a reasonable estimate for the RUL for the DMW DSA." Based on this response it appears that you are evaluating your DSA's (directory service agreements) at the RHD's consolidated level versus at the each individual asset level. If this is true, tell us why this is appropriate. Refer to your basis in accounting literature. It should be noted that Dex Media West (DMW) operates publishes the official yellow pages and white pages directories for Qwest Corporation in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming while RHD consolidated has directory service agreements with AT&T and Embarq in other parts of the country.

Please provide us with your proposed future disclosure discussing your assumptions and methods used to determine the useful life.

Income Taxes, page F-31

5.   We note your response to comment seven in our letter dated August 11, 2009. In future filings please provide disclosure similar to the last paragraph of your response. In addition, your disclosure should state that you project taxable income in the future in order to realize your temporary differences.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Summary of Significant Accounting Policies, page 10

6.   We note your response to comment ten in our letter dated August 11, 2009 and your statement that "since there was no material change to the Company's estimated undiscounted cash flows from its March 31, 2009 analysis, and the Company's performance was tracking to its projections, it was not necessary to proceed with any further impairment testing, given there was no impairment resulting from the Company's March 31, 2009 testing procedures." Given that you filed for voluntary petitions for Chapter 11 on May 28, 2009 it is unclear to us why you believe that your estimated undiscounted cash flow projections would not change. Please explain in detail and provide us with your impairment analysis. In addition as previously requested disclose specific assumptions and methods used to evaluate impairment. Provide us with your proposed future 10-Q disclosure.

In addition, it is unclear to us, given that you filed for voluntary petitions for Chapter 11 on May 28, 2009, why your quantitative and qualitative factors did not change when evaluating the useful lives of your long-lived and intangible assets. Please explain in detail.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202)551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director